SEC File Number: 001-40016
CUSIP Number: 92747V106

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Vintage Wine Estates, Inc.

Full Name of Registrant

Former Name if Applicable

937 Tahoe Boulevard, Suite 210

Address of Principal Executive Office (Street and Number)

Incline Village, Nevada 89451

City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Vintage Wine Estates, Inc. (“VWE” or the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2022 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense due to management identifying impairment indicators, which require additional analysis, late in the financial reporting and closing process. Due to the time required to complete this process, the Company does not expect to be able to file the Form 10-Q within the five-day extension period provided by Rule 12b-25 under the Securities Exchange Act of 1934. The Company expects it will file the Form 10-Q in mid-March 2023 following the filing of an amendment to its previously filed Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Kristina Johnston	(877)	289-9463
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Not applicable.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (collectively, “forward-looking statements”). Forward-looking statements are all statements other than those of historical fact, and generally may be identified by the use of words such as “anticipate,” “believe,” “expect,” “future,” “intend,” “may,” “plan,” “should,” “working” or other similar expressions that indicate future events or trends. These forward-looking statements include statements regarding VWE’s expectations as to the timing of the filing of the Form 10-Q and the amendment to its previously filed Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of VWE’s management and are not guarantees of actual performance. These forward-looking statements are provided only to provide information currently available to us and are not intended to serve as, and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ materially from those contained in or implied by such forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the control of VWE. Factors that could cause actual results to differ materially from the results expressed or implied by such forward-looking statements include, among others: the results of the Company’s financial reporting procedures, the possibility of other adjustments in our financial reporting process generally, the Company’s ability to remediate its previously disclosed material weakness in internal control over financial reporting and to maintain effective internal control over financial reporting, and those factors discussed in documents of VWE filed, or to be filed, with the U.S. Securities and Exchange Commission or Canadian securities regulatory authorities. There may be additional risks that VWE does not presently know or that VWE currently believes are immaterial that could also cause actual results to differ from those expressed in or implied by these forward-looking statements. In addition, forward-looking statements reflect VWE’s expectations, plans or forecasts of future events and views as of the date and time of this document. VWE undertakes no obligation to update or revise any forward-looking statements contained herein, except as may be required by law. Accordingly, undue reliance should not be placed upon these forward-looking statements.

Vintage Wine Estates, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 8, 2023	By:	/s/ Kristina Johnston
Kristina Johnston Chief Financial Officer